UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

GRIT BXNG AT HOME, INC.

(Exact name of issuer as specified in its charter)

Delaware	85-2913334
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

9 East 16th Street, New York, New York, New York 10003

(Full mailing address of principal executive offices)

(212) 727-2077

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

GRIT BXNG At Home LLC (“we,” “us,” “our,” the “Company” or “GRIT”) is focused on entering into the interactive fitness platform and products market.

Our parent company, Work Hard Play Hard Train Hard, Inc. (“Work Hard”) operates a boxing fitness studio called GRIT BXNG. Differentiated by its fun social atmosphere, efficient and motivating workouts and original unique trainers and classes, Work Hard created a community of various fitness levels and skills in New York City that extended beyond its fitness classes. As the COVID-19 pandemic hit the U.S in March 2020, Work Hard felt compelled to stay connected with its customer base by bringing the GRIT BXNG experience that we developed at our physical location to the homes of our community members and beyond. Our goals are to (i) provide a unique technology-enabled fitness experience that inspires our members to stay physically fit, (ii) build a connected community of trainers and members that together reinforce the idea of community and mutual support through physical activity, and (iii) to change people’s relationship with exercise by creating a technology-enabled fitness product that doesn’t feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our goal is to design a GRIT BXNG At Home product (the “Product”) which will offer a full body workout of various lengths and levels of difficulty with the aim of building strength and confidence. Our GRIT classes, instruction, and platform, utilize high intensity interval training with a state of the art sound system, video screen, sensors, software and a line of inspirational trainers to tie it all together so our customers can get a full-body workout on their own time and in the comfort of their own home. We believe that music, our technology enabled product together with our platform, trainers and original videos, are the differentiating factors that allow for the creation of a vibrant social community.

With our at-home fitness product, we intend to combine an exhilarating health and fitness program with portals for diet and body, sleep and recovery, meditation, mental health, and lifelong learning to bring holistic wellness to consumers’ homes in a sleek, fun and social way.

When we started conceiving our Product, COVID-19 was rapidly spreading around the world. People were not going out much, especially to health clubs or gyms. We believed GRIT at HOME would be a solution to this problem. Building the prototype took time, and in the meantime COVID-19 largely passed. As a result, the Market appetite dropped for at home products. Peloton, the leader and public company in the at home fitness market, went from a stock price of $150 in Sept. 2020 to $9 in April 2023.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Our significant accounting policies are more fully described in the notes in our consolidated financial statements included elsewhere in this Report.

Results of Operations

Six months ended June 30, 2023 compared to the six months ended June 30, 2022

To date we have not derived any revenue from operations as we have not yet fully developed the Product. Our revenues are expected to be primarily derived from the sales of the Product, our subscription service and sale of accessories to the Product.

Operating Expenses

Our Total Operating Expenses decreased from ($843,544) for the six month period ended June 30, 2023 to ($10,158) for the six-month period ended June 30,2023. The total loss this period was attributable to professional services ($8,793) and general and administrative expenses ($1,365).

Net Income (Loss)

For the six-month period ended June 30, 2023 we had a net loss of ($10,158) as compared to a net loss of ($843,544) for the six-month period ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had $377 in cash. Since our inception, we have had a net loss from operations of $2,296,596 and had cash flows from operations of $0. We have funded our operations from loans from our parent company and its subsidiary, Change Your Life LLC and common stock issuances. Since inception we have used $0 in investing activities. Until we build and sell the Product we do not expect to generate cash from operations. Even if we generate revenue, we will likely experience losses and will likely need to raise additional funds in the future to meet our working capital requirements and pursue our business strategy. Our auditors have indicated that our ability to continue as a going concern is in doubt due to the likelihood that we will incur substantial losses prior to generating any revenue and that we will need to raise additional funds in order to continue operations.

At June 30, 2023, we had accrued liabilities of $744,773 of which $644,760 are the subject of a claim by a vendor which we are contesting and was subject to a settlement offer to us by the vendor in the range of $189,000.

As of June 30, 2023, we had $153,734 and $8,500 n outstanding loans from Work Hard, our parent company, and Change Your Life, LLC, a wholly owned subsidiary of Work Hard, respectively. The loans do not have a designated maturity date or interest rate.

Plan of Operations

We have not yet received any revenue from operations. Over the course of the next 12 months, we will need to raise additional funds to finance operations. We have halted all expenditures until we can raise money. The climate is very difficult in the at-home fitness market. Competing publicly traded companies have seen their share prices decline over the last six months which has made potential investors nervous. There can be no assurance that we will be able to raise additional funds to finance operations.

Trend Information

As the COVID-19 pandemic and related government-mandated restrictions have eased, the at-home fitness industry has recalibrated following a period of significant growth. While interest in standard fitness equipment built for the home has currently waned, we believe the market for a true holistic ‘wellness’ product is still untapped. Long term, we believe the at-home fitness industry will morph into ‘at-home wellness’ and GRIT At Home aims to provide a connected solution for fitness, diet & nutrition, sleep & recovery, meditation, mental health and lifelong learning in one sleek product. However, in light of current market conditions, we do expect a period of stagnation in industry in the near term. Our plans for the next 6 months to take advantage of opportunities in the at-home fitness market may not come to fruition due to a number of risks and uncertainties, as more fully described in our filings with the SEC. Some of the potential trends include global supply chain issues due to COVID-19 that may hinder our ability to obtain raw materials, the economic impact of global inflation on the supply chain, our ability to create original content, recruit instructors, the success of those instructors’ original content in appealing to consumers, our ability to raise additional funds on acceptable terms or at all, and to successfully implement our business plan, among others

Item 2. Other Information.

On May 3, 2023, Sweatworks LLC sued us in the Circuit Court of Arlington County, Virginia, for amounts allegedly owed by us under a contract for services with Sweatworks. Sweatworks stated claim is for $644,760.39. Sweatworks was a vendor we used in part to develop the GRIT EPIQ at home fitness device. On June 30, 2023, we filed a responsive pleading and counterclaims against Sweatworks denying Sweatworks’ claims and setting forth claims that Sweatworks had breached its contract with, and defrauded, us. We are seeking $408,750 on our breach of contract claim and $3,350,000 on our fraud claims. On August 7, 2023, Sweatworks filed a demurrer to our counterclaims. No discovery has been sought or exchanged yet.

We intend to vigorously defend the lawsuit brought by Sweatworks and to equally vigorously prosecute our counterclaims against Sweatworks. The case is expected to go to trial in early 2025.

Item 3. Financial Statements.

GRIT BXNG At Home, Inc.

FINANCIAL STATEMENTS

JUNE 30, 2023

GRIT BXNG At Home, Inc.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$377	$2,035
Due from related parties	-	121,966
Total assets	$377	$124,001

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$744,773	$744,773
Due to related parties	162,234	275,700
Total liabilities	907,007	1,020,473

Stockholders’ deficit:
Preferred stock, $0.001 par value; 2,500,000 shares authorized, no shares issued or outstanding as of June 30, 2023 and December 31, 2022	-	-
Common stock, $0.001 par value; 20,000,000 shares authorized, 7,216,600 shares issued and outstanding as of both June 30, 2023 and December 31, 2022	7,216	7,216
Additional paid-in capital	1,382,749	1,382,749
Accumulated deficit	(2,296,595)	(2,286,438)
Total stockholders’ deficit	(906,630)	(896,472)
Total liabilities and stockholders’ deficit	$377	$124,001

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Revenue	$-	$-

Operating expenses:
General and administrative	1,365	27,413
Sales and marketing	-	4,700
App development	-	794,260
Legal and professional	8,793	17,171
Total operating expenses	10,158	843,544
Net loss	$(10,158)	$(843,544)

Weighted average number of common shares outstanding - basic and diluted	7,216,600	7,128,878
Net loss per common share - basic and diluted	$(0.00)	$(0.12)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

UNAUDITED

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2021	7,054,256	$7,054	$970,880	$(1,428,285)	$(450,351)
Issuance of common stock	24,243	24	72,705	-	72,729
Stock-based compensation	125,000	125	299,875	-	300,000
Net loss	-	-	-	(843,544)	(843,544)
Balances at June 30, 2022	7,203,499	$7,203	$1,343,460	$(2,271,829)	$(921,166)

Balances at December 31, 2022	7,216,600	$7,216	$1,382,749	$(2,286,438)	$(896,472)
Net loss	-	-	-	(10,158)	(10,158)
Balances at June 30, 2023	7,216,600	$7,216	$1,382,749	$(2,296,595)	$(906,630)

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(10,158)	$(843,544)
Adjustments to reconcile net income to net cash used in operating activities:
Stock-based compensation	-	300,000
Changes in operating assets and liabilities:
Accrued expenses	-	515,526
Net cash used in operating activities	(10,158)	(28,018)
Cash flows from financing activities:
Loans from (repayments to) related parties	8,500	(175,000)
Issuance of common stock	-	72,729
Net cash provided by (used in) financing activities	8,500	(102,271)
Net change in cash	(1,658)	(130,289)
Cash at beginning of period	2,035	168,630
Cash at end of period	$377	$38,341

See accompanying notes, which are an integral part of these financial statements.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

1. NATURE OF OPERATIONS

GRIT BXNG At Home LLC (the “Company”) was formed in Delaware on August 21, 2020. The Company is developing at-home gym equipment for consumers with live- streamed classes available on subscription plans. On December 16, 2020, the Company converted to a Delaware corporation as GRIT BXNG At Home, Inc. The Company’s headquarters are in New York. The company began operations in 2020.

As of June 30, 2023, the Company has not generated revenue. The Company’s activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $2,296,596 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6), outside investors and funds from revenue producing activities, if and when such can be realized. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2021.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2023, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023. The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company plans to generate income from sales of at-home gym equipment and membership subscriptions. To date, the Company has not generated revenue.

Research and Development Costs

Costs incurred in the research and development of the Company’s application software are expensed as incurred.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Advertising Expenses

The Company expenses advertising costs as they are incurred. Advertising expenses are included in sales and marketing expenses in the statement of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive securities as of June 30, 2023.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. STOCKHOLDERS’ DEFICIT

The Company’s Amended Certificate of Incorporation authorizes 20,000,000 shares of common stock and 2,500,000 shares of preferred stock at $0.001 par value. In December 2020, 6,666,667 shares of common stock were issued and outstanding pursuant to the conversion of membership units when the Company converted from a LLC.

In August and October 2021, the Company issued 69,167 shares of common stock pursuant to consulting agreements. The fair value of $166,001 was included in app development in the statement of operations. In 2022, the Company issued an additional 125,000 shares pursuant to a consulting agreement and the fair value of $300,000 was included in app development in the statement of operations.

In November 2021, the Company issued 250,000 shares of common stock for proceeds of $600,000.

Regulation A+ Offering

The Company is raising (the “Reg A+ Offering”) up to $50,000,000 in common stock. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form 1-A, as amended in order to receive any funds. During the year ended December 31, 2021, the Company has issued 68,427 shares of common stock for net proceeds of $205,267. In 2022, the Company issued 37,344 shares of common stock for net proceeds of $112,031.

GRIT BXNG At Home, Inc.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

The Reg A+ Offering was made through OpenDeal Broker LLC (the “Intermediary” aka “Republic” or “Republic.co”). The Intermediary will be entitled to receive: a) 4% commission fee on Offering proceeds between $625,000 and $4,125,000 or 3.5% commission fee on Offering proceeds above $4,125,000 and b) 1% of the securities issued in this offering.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

5. RELATED PARTY TRANSACTIONS

The Company receives and provides loans from/to its parent company, Work Hard Play Hard Train Hard Inc. (“Work Hard”) and Change Your Life, LLC (“Change Your Life”), a wholly-owned subsidiary of Work Hard. As of June 30, 2023, the Company has $153,734 and $8,500 in outstanding loans from Work Hard and Change Your Life, respectively.

6. COMMITMENTS AND CONTINGENCIES

On May 3, 2023, Sweatworks LLC sued GRIT BXNG at Home, Inc. in the Circuit Court of Arlington County, Virginia, for amounts allegedly owed by GRIT under a contract for services with Sweatworks. Sweatworks stated claim is for $644,760.39. Sweatworks was a vendor GRIT used in part to develop the GRIT EPIQ at home fitness device. On June 30, 2023, GRIT filed a responsive pleading and counterclaims against Sweatworks denying Sweatworks’ claims and setting forth claims that Sweatworks had breached its contract with, and defrauded, GRIT. GRIT seeks $408,750 on its breach of contract claim and $3,350,000 on its fraud claims. On August 7, 2023, Sweatworks filed a demurrer to GRIT’s counterclaims. No discovery has been sought or exchanged yet.

GRIT intends to vigorously defend the lawsuit brought by Sweatworks and to equally vigorously prosecute its counterclaims against Sweatworks. The case is expected to go to trial in early 2025.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

PART III

EXHIBITS

Exhibit No.	Description
3.1	Certificate of Formation filed with the Delaware Secretary of State on August 21, 2020*
3.2	Certificate of Conversion filed December 3, 2020 with the Delaware Secretary of State on December 3, 2020*
3.3	Certificate of Incorporation filed with the Delaware of Secretary of State on December 3, 2020*
3.4	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on December 17, 2020*
3.5	Bylaws, dated December 3, 2020, of GRIT BXNG AT Home, Inc.*
3.6	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 9, 2021***
3.7	Certificate of Amendment to the Certificate of Incorporation, filed with the Delaware Secretary of State on February 19, 2021****
4.2	Intercompany Notes**
10.1	Product Development Agreement between GRIT BXNG At Home, Inc. and Industrial Design, LLC dated November 3, 2020. **#
15.1	Code of Business Conduct and Ethics*

*	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on December 23, 2020, as amended, and incorporated herein by reference.
**	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on January 26, 2021 and incorporated herein by reference.
***	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 9, 2021 and incorporated herein by reference.
****	Filed as an exhibit to the GRIT BXNG at Home, Inc. Regulation A Offering Circular Amendment on Form 1-A/A filed with the SEC (Commission File No. 024-10810) on February 19, 2021 and incorporated herein by reference.
#	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to confidential treatment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	GRIT BXNG AT HOME, INC.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman

Date	SEPTEMBER 26, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)	/s/ WILLIAM ZANKER, CEO, President and Chairman (principal executive officer/principal accounting and financial officer)

Date	SEPTEMBER 26, 2023

By (Signature and Title)	/s/ STEPHEN SELIGMAN, director

Date	SEPTEMBER 26, 2023

By (Signature and Title)	/s/ EDIVA ZANKER, director

Date	SEPTEMBER 26, 2023